EXHIBIT 8

Media Release
27 February 2002

Mayne to acquire Queensland Diagnostic Imaging

Mayne Group Limited today announced the acquisition of Queensland Diagnostic Imaging (QDI), which was the largest remaining private diagnostic imaging practice in Australia.

The acquisition establishes Mayne as a leading provider of diagnostic imaging services in Queensland, building on Mayne’s existing presence in the state.

“QDI is an ideal fit with Mayne’s diagnostic imaging strategy, as QDI focuses on providing higher modality services, including two funded MRIs, and has a combination of hospital and comprehensive community sites,” Mr James said.

“QDI has a significant presence in south eastern Queensland and a history of sustained growth, both organic and investment driven, as it has continued to invest in leading edge technology in high growth locations,” he said.

“We are delighted that all the doctors who are shareholders in QDI have signed long term employment agreements with Mayne and, combined with the other QDI imaging specialists, they will be a valuable addition to our collective expertise in this business.”

Queensland has a growing population and above average growth rate of diagnostic services. QDI has 36 sites in Brisbane and the Gold Coast, and they complement Mayne’s current practices on the Sunshine Coast, achieved through the acquisition of North Coast X-ray in 1999. The QDI brand is well recognised and will be maintained.

Mayne will now have a total market share in Queensland of approximately 28%. Mayne’s national market share will be approximately 20%.

Revenue for 2003 is forecast to be $56-57 million, increasing to in excess of $60 million in 2004 as newly established sites at the Holy Spirit Northside Hospital and Indooroopilly mature. Stand alone EBITDA for 2004 is forecast to be $15-16 million.

In addition there are a number of operational and purchasing synergies, valued at approximately $2 million within the first 12 months. The acquisition also offers Mayne the potential to provide services to its hospitals in Queensland not currently serviced by either Mayne or QDI.

Mayne will acquire all the shares in QDI for $87 million and in addition will assume $21.5 million in debt. This will be funded through existing cash reserves. The acquisition is expected to be immediately earnings per share accretive.

The acquisition is conditional on a number of approvals, including the ACCC and is expected to be complete within 65 days.

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Background information on QDI

QDI was incorporated during 1995 as the vehicle to facilitate the merger of three well known imaging practices; Masel and Casey (established 1950’s), Brisbane Diagnostic Imaging (established 1950’s), and Queensland Medical Imaging (established 1970’s).

QDI provides a comprehensive range of imaging services including General X-ray, Dental Imaging, Fluoroscopic Screening, CT, MRI, Digital Subtraction Angiography, Ultrasound, Vascular Ultrasound, Echocardiography, Nuclear Medicine, Bone Densitometry, and Mammography. Several of the QDI radiologists have subspecialty experience in Interventional Radiology in which a variety of medical conditions can be treated (relatively non invasively) using imaging guidance.

Operational information

•	36 sites, mainly in Brisbane, includes 10 hospital sites and 8 comprehensive community sites.
•	2 joint ventures – one at Allamanda Private Hospital on the Gold Coast and one in a CT partnership St Andrew’s Hospital, Ipswich.
•	36 imaging specialists, including 7 nuclear medicine specialists.
•	360 FTE staff – with more than 200 technical staff.

Historical fee revenue ($ million)

2000	2001	2002

36.7	40.6	49.4

Ends